Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

            Attention Business Editors:
            Entree Gold Provides Exploration Update for 2010

            VANCOUVER, April 13 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE AMEX:EGI;
Frankfurt:EKA - "Entree" or the "Company") is initiating exploration programs on several of its globally diversified projects.

            Mongolia

            A field crew has been mobilized to commence the 2010 Lookout Hill exploration program on Entree's 100%-owned western portion of the Shivee
Tolgoi mining licence ("Shivee West"), adjacent to the Oyu Tolgoi mine development project. Previous deep penetrating geophysical work has been re-evaluated over the 2009-2010 winter period. The surveys cover a belt of prospective Devonian rocks identified in earlier programs which are geologically similar to the Devonian-aged setting of the Entree-Ivanhoe Mines joint venture deposits, Hugo North Extension and Heruga, and Ivanhoe Mines'
nearby Oyu Tolgoi deposits. The geophysical re-evaluation will be combined with further geochemical and geological surface work to generate new drill targets. Approximately 5,000 metres of follow-up drill testing is planned for later in 2010.
            The Company is also working through the mining licence application process in order to convert all or a portion of its Togoot exploration licence to a mining licence. A decision regarding the conversion application is expected shortly.

            USA

            Empirical Projects

            At Bisbee, Arizona, recently completed induced polarization surveys have outlined an area of high chargeability coincident with the 2 kilometre x 3 kilometre magnetic low that defines the Dixie exploration target. Dixie is located approximately 6 kilometres north-northeast of the historic Bisbee mining camp and along a prominent structural trend that extends from Bisbee northeastward through the Entree property. Permitting for initial drill testing and follow-up geophysical surveys is in progress, with a 2,400 metre drill program planned to commence in late May or June, 2010. Additional induced polarization surveys are planned to test the 2 kilometre x 3.5 kilometre magnetic low that defines the Abbot target located 10 kilometres north of Bisbee. The Bisbee camp was the foundation of the Phelps Dodge mining company (now Freeport McMoRan), and produced over 7 billion pounds of copper from the late 1800s until 1975.
            No work is currently planned at Lordsburg or Oak Grove in New Mexico for the first half of 2010. Entree has applied for additional drill permits at
Lordsburg which could allow for a drill program later in the year. During the
2008 and 2009 field seasons, Entree personnel were successful in discovering a new copper-gold porphyry system near Lordsburg. This area was previously known only for vein-style gold-silver-copper mineralization. Additional drilling would be directed towards expanding the current drill defined copper-gold porphyry zone.

            Yerington Projects

            Field work has commenced on the Blackjack property located in the historic Yerington copper camp of Nevada. The property is held under option from Honey Badger Exploration and covers approximately 10,500 acres. The permitting of seven exploration drill holes totaling 2,800 metres is in the final stages of being approved with drilling scheduled to begin in May, 2010.
Work is currently underway and consists of nine lines of induced polarization geophysical surveys totaling approximately 43 line kilometres designed to identify potential drill targets in portions of the property that have not been fully explored. The Yerington district, with historical copper production of approximately 1.8 billion pounds of copper, is presently one of the most active base metal exploration areas in the USA, with programs underway by
Nevada Copper Corp. and Quaterra Resources Inc.
            Permitting of exploration drilling on the adjoining Roulette property held under option from Bronco Creek Exploration is also in progress. Four drill holes, totaling 2,800 metres, are planned to test coincident geological, geochemical and geophysical targets. Drilling of the Roulette property is expected to start after the completion of drilling at Blackjack.

            Canada

            On the Crystal copper-molybdenum project in central British Columbia, a contract has been signed with Aeroquest Limited for a 550 line kilometre airborne magnetic and electromagnetic geophysical survey covering the Crystal claims. The survey will be flown using the advanced helicopter-borne AeroTEM
III system. Following receipt and interpretation of the airborne results, follow-up ground prospecting and geological mapping will be undertaken. Based on the results of this work, initial drill testing may be undertaken in the latter half of the year.

            PacMag Transaction

            Preparation of the Scheme booklet outlining the proposed transaction is near completion. Once the booklet is accepted by the Australian courts, it will be mailed out to PacMag shareholders for their consideration and to provide information for the shareholder vote necessary to approve the transaction. Assuming positive approvals by the courts and PacMag shareholders, completion of the transaction is expected in late May or early
June.

            ABOUT ENTREE GOLD INC.

            Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. The
Company flagship property is in Mongolia, where it holds two mining licences
(Shivee Tolgoi and Javhlant) and one exploration licence (Togoot). Lookout
Hill completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe
Mines, and hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.
            Under the terms of the joint venture, Entree is carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines' actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from its sale of product. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entree's share of products in a month less Entree's share of costs of operations for the month.
            The Company continues to explore its landholdings in Mongolia while also evaluating new opportunities throughout eastern Asia. Entree is exploring the
Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade.
            In North America, the Company is exploring for porphyry-related copper systems in Arizona and New Mexico under an agreement with Empirical Discovery
LLC. In 2009, Entree optioned two large contiguous properties, Blackjack and
Roulette, in the Yerington porphyry copper district of Nevada through option agreements with HoneyBadger Exploration Ltd. and Bronco Creek Exploration Inc.
            In November 2009, Entree announced an agreement with PacMag Metals
Limited to implement Australian Schemes of Arrangement to acquire all of the issued shares and options of PacMag. PacMag holds the rights to land contiguous with the Blackjack and Roulette properties and hosts the Ann Mason deposit. In British Columbia, Entree has the right to earn 100% interest in the early stage copper-molybdenum Crystal property through an agreement with
Taiga Consultants Ltd.
            The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury in excess of C$40 million, the Company is well funded for future activities.
            Rio Tinto and Ivanhoe Mines are major shareholders of Entree, holding approximately 15% and 14% of issued and outstanding shares, respectively.

            This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
            While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

            %CIK: 0001271554

            /For further information: Monica Hamm, Manager, Investor Relations,
Entree Gold Inc., Tel: (604) 687-4777, Toll Free: (866) 368-7330, E-mail:
mhamm(at)entreegold.com/
            (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 13:46e 13-APR-10